June 14, 2005


Via Facsimile and U.S. Mail
Gregory R. Blatt
Executive Vice President, General Counsel and Secretary
IAC/InteractiveCorp
152 West 57th Street
New York, NY 10019

Re:	IAC/InterActiveCorp
	Amendment No. 1 to Form S-4
      Filed on June 3, 2005
	File No. 333-124340

Dear Mr. Blatt:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. Please revise your disclosure in the fourth paragraph, and throughout the document, to reflect your plan to hold the annual meeting to vote on the spin-off proposal, and other IAC proposals, prior to completion of the merger. In this regard, we note your response to prior comment 44.
2. Please clarify that former stockholders of Ask Jeeves who receive
IAC common stock pursuant to the merger will receive common stock in the spun-off entity.


Risk Factors, page 23
3. We note your response to prior comment 10. Please revise to eliminate the reference to risks described in other documents filed with the Commission. All material risks should be described here. Additionally, please revise the language in the fourth paragraph suggesting that only "certain" rather than all "material" risks relating to the spin-off are disclosed.

IAC is controlled by Mr. Diller, page 26
4. Please consider expanding this risk factor, with appropriate bolded subcaptions if necessary, to provide shareholders a better sense of what control by a significant shareholder means.

After the spin-off, Expedia may be unable to make the changes necessary, page 29
5. Please provide a separate risk factor, with its own subheading, to address the additional costs associated with being a public company.

After the spin-off, page 30
6. Please refer to the third paragraph in this risk factor.
Please
either revise or delete because it refers to IAC asking the reader for approval of the corporate opportunity proposal.

Opinion of Allen & Company LLC, page 54
Premiums Paid in Comparable Merger Transactions, page 58
7. We note your response to prior comment 30 and we reissue the comment, in part. In the interest of balanced disclosure, please revise your explanation of the graphical results to clarify that the premium paid in this transaction falls at the lower end of the range of comparable transactions.

Potential OIBA Dilution Analysis, page 61
8. Please disclose the amount by which Allen & Co. projects the merger will be dilutive.

Exhibits
Exhibit 8.1
9. It appears that you are filing a short-form opinion. As such, please revise this exhibit and the prospectus discussion of the tax consequences to clearly state that the discussion in the prospectus is counsel`s opinion. Similarly revise exhibit 8.2.


Exhibit 8.2
10. Please delete the reference to "Certain" when referring to the prospectus tax discussion under Material United States Federal Income
Tax Consequences.
Exhibit 99.5
11. We note the second item listed. Please be advised that we believe any adjournments for the purpose of soliciting additional votes is a separate item requiring a vote.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      Please amend the Form S-4 in response to these comments. Marked copies of the amendments greatly facilitate our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please file the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review.

      You may contact Mathew C. Bazley at (202) 551-3382 with any questions or you may reach me at (202) 551-3210.

Sincerely,


								Susan C. Block
								Attorney - Advisor
cc: 	Via facsimile: (212) 403-2327
	David C. Karp
	Adam J. Shapiro
	Roy J. Katzovicz
	Wachtell, Lipton, Rosen & Katz
	51 West 52nd Street
	New York, NY 10019

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IAC/InterActiveCorp
June 14, 2005
Page 1